Exhibit 99.3

PRESS RELEASE

For immediate release

NMG and Panasonic Energy Update Their Commercial Agreement; Plan to Launch a Dedicated Initial Capacity of

Active Anode Material Production

+	Revised binding offtake agreement with Panasonic Energy to advance the production of active anode material via NMG’s Phase-2 integrated value chain.

+	Concomitant announcement with signature of multiple commercial agreements covering potentially 100% of NMG’s future Phase-2 Matawinie Mine production.

MONTRÉAL, CANADA, October 31, 2025 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU), through its wholly owned subsidiary, NMG Bécancour Inc. (“NMG Bécancour” collectively referred to as “NMG”), and Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) (TYO: 6752), have successfully revised and updated their multiyear binding offtake (the “2025 Panasonic Energy Binding Offtake Agreement”) with the objective of advancing the production of active anode material. As a customer and strategic shareholder, Panasonic Energy reaffirm their support for the development of NMG’s Phase-2 integrated ore-to-battery-materials value chain.

Kazuo Tadanobu, President and CEO of Panasonic Energy, announced: “We’re pleased to see our partnership with NMG moving into the next phase. Built on mutual trust and shared goals, this collaboration is an important step toward establishing a more sustainable and reliable battery materials supply chain. Together, we’re combining our expertise and resources to strengthen supply stability, enhance innovation, and meet the growing needs of the industry. This partnership underscores our shared commitment to long-term growth, responsible progress, and building a foundation for future technologies.”

Eric Desaulniers, Founder, President, and CEO of NMG, stated: “Panasonic Energy has been a steady and invaluable partner in the technological development of our business strategy. With this revised offtake, we are setting the path for launching the initial capacity of the Phase-2 Bécancour Battery Material Plant, tailored to Panasonic Energy’s specifications and in tune with the North American gradual market growth. From electric vehicles (“EVs”) to energy storage systems for renewable energies and data centers, Panasonic Energy’s commercial reach provides NMG with solid footings for our market entry.”

The 2025 Panasonic Energy Binding Offtake Agreement

In view of evolving market conditions, results from NMG’s Updated Feasibility Study, and project financing requirements, NMG has worked with Panasonic Energy to update their existing commercial agreement and conditions precedent. The 2025 Panasonic Energy Binding Offtake Agreement covers 13,000 tonnes per annum (“tpa”) of NMG active anode material for an initial seven-year term from the commencement of the Company’s Phase-2 production. Approximately 25,000 tpa of graphite concentrate is being reserved of the future Phase-2 Matawinie Mine production to execute this Panasonic Energy volume. NMG’s active anode material continues to progress through Panasonic Energy’s qualification protocol to confirm its quality and performance.

The sales price will be based on an agreed upon price formula linked to future prevailing market prices as well as a pricing mechanism to satisfy project financing ratios and ensure stable procurement for Panasonic Energy. The 2025 Panasonic Energy Binding Offtake Agreement is subject to conditions precedent which are standard for a project of this nature, including among others, the successful start of commercial operation and final product qualification. It also contains standard termination rights for an agreement of this nature.

Panasonic Energy reiterates its intend to support the development of NMG’s Phase-2 facilities, which may entail an equity investment by Panasonic at the Phase-2 Bécancour Battery Material Plant final investment decision (“FID”), in line with Panasonic’s initial investment in 2024.

Through the 2025 Panasonic Energy Binding Offtake Agreement, Panasonic Energy is set to leverage NMG’s fully integrated North American production, carbon neutrality profile, and proactive ESG practices for the establishment of a reliable, local, and responsible battery manufacturing value chain.

Complementary Information

With potentially close to 100% of the future Phase-2 Matawinie Mine graphite concentrate production now allocated between multiple customers across diversified applications, the Company is working toward bringing its mining project to a FID, concurrently with or prior to its Phase-2 Bécancour Battery Material Plant that might be adjusted for the appropriate capacity to fulfill the secured multi-year offtake agreements with customers prior to FID.

Information on NMG’s execution strategy to launch its Phase-2 commercial production along with details of parallel commercial agreements with the Government of Canada and Traxys North America LLC, plus ongoing negotiations with an established anode manufacturer, can be accessed here: https://nmg.com/multiple-offtakes-2025/.

Cautionary Note

There can be no assurance that NMG will be able to meet the condition precedents of the 2025 Panasonic Energy Binding Offtake Agreement or to reach the successful start of commercial operation and final product qualification.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, defense, technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

About Panasonic Energy

Panasonic Energy Co., Ltd., established in April 2022 as part of the Panasonic Group's switch to an operating company system, provides innovative battery technology-based products and solutions globally. Through its automotive lithium-ion batteries, storage battery systems and dry batteries, the company brings safe, reliable, and convenient power to a broad range of business areas, from mobility and social infrastructure to medical and consumer products. Panasonic Energy is committed to contributing to a society that realizes happiness and environmental sustainability, and through its business activities the Company aims to address societal issues while taking the lead on environmental initiatives. www.panasonic.com/global/energy/

Contact MEDIA	INVESTORS
Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to, the Company’s ability to meet the conditions precedent the 2025 Panasonic Binding Offtake Agreement, to secure its project financing and to secure a positive FID, including to complete the term sheet and finalize the legal documentation for the financing, to secure the additional potential equity investment from Panasonic, to develop an ore-to-battery-material source of graphite-based active anode material in the Province of Québec, including the possibility of sequencing financing for the Phase-2 Matawinie Mine, and the Phase-2 Bécancour Battery Material Plant, the completion of the Phase-2 Matawinie Mine and Bécancour Battery Material Plant, and the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the business relationship between the Company and its stakeholders, the ability to obtain sufficient financing for the development of the Matawinie Mine and the Bécancour Battery Material Plant, the Company’s ability to satisfy the due diligence processes of the stakeholders, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, availability financing or financing on favorable terms for the Company, delays in the reaching FID, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 31, 2025, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.